SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 24, 2004

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No. 153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures: Subject: Statement made pursuant to Circular VIII, No. 39 of the Capital Markets Board; TURKCELL'S BOARD APPROVES CAPITAL INCREASE IN THE FORM OF BONUS SHARES

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:    June 24, 2004                        By: /s/ MUZAFFER AKPINAR
                                                 ------------------------

                                                 Name:  Muzaffer Akpinar
                                                 Title: Chief Executive Officer

[TURKCELL LOGO] [GRAPHIC OMITTED]

            TURKCELL'S BOARD APPROVES CAPITAL INCREASE IN THE FORM OF
                                  BONUS SHARES


Istanbul, Turkey, June 24, 2004 - Turkcell (NYSE:TKC, ISE:TCELL),
(www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced that the Company's Board of Directors convened on June 23, 2004, and approved capital increase in the form of bonus shares.

At the Board of Directors Meeting of Turkcell (the "Company"), which was held on June 23, 2004, it was resolved that the issued capital of the Company would be increased to TL1,474,639,361,000,000 from TL500,000,000,000,000. Accordingly, the total amount to be increased is TL974,639,361,000,000. Of this, TL118,158,605,000,000 is from the distributable income of the Company from 2003 earnings while TL 856,480,756,000,000 is from the capital inflation adjustment. The total amount will be added to the capital of the Company and the bonus shares to be issued accordingly will be distributed to our shareholders. As a result of the above decision, 1.949278722 bonus shares will be issued for each ordinary share having a nominal value of TL 1,000. An application will be made to the Capital Markets Board and Istanbul Stock Exchange for the registration of the bonus share certificates to be issued after the capital increase.



                               www.turkcell.com.tr
                               -------------------


About Turkcell

Turkcell is the leading GSM operator in Turkey with 19.7 million postpaid and prepaid customers as of March 31, 2004. Turkcell had revenues of US$746 million during the three month period ended March 31, 2004. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 403 operators in 167 countries as of May 30, 2004. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.7 million subscribers as of March 31, 2004.

For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk


Ferda Atabek, Investor Relations          Toby Moore
Tel: + 90 212 313 1275                    Tel:+44-20/7282-2999
Email: ferda.atabek@turkcell.com.tr       Email: toby.moore@citigatedr.co.uk
investor.relations@turkcell.com.tr        or

Media:                                    United States:
Nazli Candan, Corporate Communications    Victoria Hofstad/Jessica Wolpert
Tel: + 90 212 313 2310                    Tel: +1-201-499-3500
Email: nazli.candan@turkcell.com.tr       Email: victoria.hofstad@citigatefi.com
or                                        jessica.wolpert@citigatefi.com
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

[TURKCELL LOGO] [GRAPHIC OMITTED]



                    TURKCELL BoD DECISION DATED JUNE 23, 2004


          Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                 ISTANBUL
                                                                 --------

Special Subjects:
----------------

On June 23, 2004, the Board of Directors of Turkcell decided that Turkcell shall register Bilka Bilgi Kaynak ve Yletisim Sanayi ve Ticaret A.S. shares, which have been transferred to Yapi ve Kredi Bankasy A.S. Recently, Bilka
Bilgi Kaynak ve Yletisim Sanayi ve Ticaret A.S. has transferred to one of our Company's shareholders, Yapy ve Kredi Bankasy A.S. 61,845,000 registered shares with a nominal value of TL1,000 each and a total nominal value of TL 61,845,000,000 that are pledged in favour of Yapy ve Kredi Bankasy
A.S., such shares shall be registered in the name of the new owner, Yapy ve Kredi Bankasy A.S., into the Share Book of our Company and the pledge annotation over such shares shall be cancelled.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                               TURKCELL ILETISIM HIZMETLERI A.S.





For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)


                                       1